Exhibit 4.189

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AGREEMENT FOR SALE AND PURCHASE
OF
GEOTHERMAL RESOURCE INTERESTS

THIS AGREEMENT FOR SALE AND PURCHASE OF GEOTHERMAL RESOURCES INTERESTS ("Agreement'') is entered into as of this 16th day of December, 2004, between Layman Energy Associates, Inc., a California corporation ("LEA"), and Iceland America Energy, LLC, a California limited liability company ("IAE"). The parties to this Agreement are hereafter sometimes collectively referred to as the "Parties."

RECITAL

A. LEA is a geological consulting firm headquartered in San Luis Obispo, California which specializes in providing geothermal resource characterization and other geological services to the geothermal power industry.

B. ENEX hf ("ENEX") is a geothermal and hydropower development company with its principal offices located in Reykjavik, Iceland.

C. IAE is a newly-formed geothermal power development company, of which ENEX is the major equity participant, with its principal offices located in Los Angeles, California.

D. LEA has studied the available geological information and has performed extensive surface exploration of a portion of the geothermal reservoir located near Truckhaven, California (the "Truckhaven Resource Area") for the past several years, and has proceeded with efforts to acquire a leasehold position covering a portion of the Truckhaven Resource Area. LEA's leasing efforts to date include:

(1) Entering into an "Agreement for the Exclusive Right to Negotiate a Geothermal Lease" and several addenda thereto with SF Pacific Properties, Inc. (the "SF Pacific Agreement"), which owns certain subsurface rights (including the geothermal resource interests) in three separate parcels of real property, totaling approximately 1920 acres, located in Sections 1 , 3 and 6 of Township 11S, Range 9E, Imperial County, California, within the Truckhaven Resource Area;

(2) Filing a non-competitive geothermal resource lease application with the Bureau of Land Management of the U.S. Department of Interior ("BLM"), covering approximately 1240 acres, located in Sections 2 and 12 of Township 11S, Range 9E, Imperial County, California, within the Truckhaven Resource Area ; and

(3) Filing an application for a geothermal prospecting permit with the California State Lands Commission ("CLC") covering approximately 1920 acres located in Sections 34, 35 and 36 of Township 10S, Range 9E, Imperial County, California, within the Truckhaven Resource Area. The SIF Pacific Agreement, BLM lease application and CLC geothermal prospecting permit application are hereafter collectively referred to as the "Lease Applications."

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E. On or about September 1, 2004, LEA and ENEX entered into a Memorandum of Understanding ("MOU") which provides for, among other things, the use of the Lease Applications and the geothermal resource data LEA has assembled regarding the Truckhaven Resource Area (the "Resource Data") for use in responding to a Request for Proposals issued by the Los Angeles Department of Water and Power ("LADWP") on or about June 30, 2004 (the "RFP"). The RFP requested proposals from interested parties to develop renewable energy projects (including geothermal) within the southern path of the California Independent System Operator, or elsewhere, and to sell the power generated from each such project to LADWP pursuant to the provisions of a long-term Power Purchase Agreement (the "PPA").

F. ENEX, with the approval and consent of LEA, responded to the RFP through its newly-formed affiliate, TAE, on September 13, 2004. The proposal submitted by IAE in response to the RFP (the "Proposal") offered to develop, own and operate a 40 MW geothermal power project in the area of the Lease Applications in the Truckhaven Resource Area, including the well field and the transmission line from the power plant to the electrical grid, and to sell the power generated by the project at set rates for a term of 20 years beginning on January 1 , 2008, or at such later date as provided for by the PPA (the LADWP "Project").

G. In addition to studying and evaluating the Truckhaven Resource Area for the past several years, and par1icularly the area covered by the lease Applications (the "LEA Resource Area"), LEA has applied for and received tentative approval for two geothermal resource exploration grants related to the LEA Resource Area, one from the U.S. Department of Energy ("DOE") under the Geothermal Resource Exploration and Definition (GRED U) program, Contract No. DE-FC36-02AL68296 (the "DOE Grant", and the other from the California Energy Commission , under the CEC Geothermal Resource Development Account (GRDA) Program (the "CEC Grant"), for a combined total of $ 11,400.000.00 in grant funding to be used principally to support the development and drilling of an exploratory slim hole at a specified location in the LEA Resource Area. The DOE Grant and the CEC Grant are hereafter sometimes collectively referred to as the "Grants."
As now written, each of the Grants requires LEA to share a portion of the cost of funding the Grants, either in cash or in professional services and materials of equivalent value. The Grants arc expected to be finalized by not later than June 1, 2005. Upon final approval of the Grants, Grant f-unds provided by CEC and DOE are anticipated to satisfy the respective matching funds requirements for each agency, obviating the need for a [direct cost-share contribution from LEA.

II. The Parties now wish to cn er into a dert nitive agreement, which supercedes the MOU and gives contractual substance to the new busin'ess relationship that has developed among the Parties since the execution of the MOU.

AGREEMENiT

NOW, THEREFORE, in consideration of the rrlutual promises herein contained, the Parties agree as follows:

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1. Sale and Assignment of Lease Applications. Subject to the further terms of this Agreement, LEA agrees to sell, assign and transfer to IAE, to the fullest extent permitted by statute, regulation and/or applicable real property law, all of the Lease Applications for the consideration specified in paragraph 5 below. To the extent one or more of the Lease Applications is inchoate, or not otherwise legally assignable, LEA agrees to cooperate with IAE in either (i) processing such Lease Applications to completion, such that the leasehold interest in the geothermal resources represented therby then can be lawfully assigned to IAE, or (ii) taking such other steps and measures as are reasoinably necessary to allow IAE to secure good and marketable leasehold title to the geothermal resource interests represented by such Lease Applications, including but not limited to, cooperating with and assisting IAE in the negotiation of a definitive geothermal resource lease with SF PacifiC on terms acceptable to IAE, filing one or more amended Lease Applications naming IAE as the applicant or joint applicant and owner or joint owner of rights created under the refiled Lease Applications and/or withdrawing one or more of the Lease Applications with BLM and/or CLC, and allowing IAE to simultaneously file new lease applications to replace the withdrawn applica tions. In any event, LEA will cooperate to the fullest extent possible in assisting IAE to assume and take over the leasehold interests or expectancies LEA now owns and controls , pursuant to the Lease Applications; provided, however, LEA shall be under no obligation to incur any additional out-of-pocket costs or expenses associated with assigning or otherwise transferring the Lease Applications to IAE, or in further processing or pursuing the Lease Applications to conclusion as described in subparts (i) and (ii) above.

2. Transfer of Geothermal Resource Data. LEA will deliver to IAE complete, legible copies of all of the Research Data that LEA has collected, assembled, prepared and/or created relating to the Truckhaven Resource Area as of the "Effective Date" of this Agreement (as defined in paragraph 14 below). The Resource Data as further defined in this paragraph includes, but is not limited to, all lease applications, agreements, letters of intent, maps, surveys, reports, studies, test results, measurements, samples, photographs, video tapes, audio recordings, digital files, and other information, regardless of form or content, relating in whole or in part to the LEA and Truckhaven Resource Areas, and LEA 's efforts to study, evaluate, and acquire leasehold or other interests within the Truckhaven Resource Area during the past several years. All Resource Data which LEA considers to be proprietary, which is not otherwise in the public domain, shall be marked "Confidential Information" and shall not be disclosed by IAE to third parties except for the purposes authorized by this Agreement or pursuant to governmental regulations or administrative or court order.

3. Utilization of Grants. LEA agrees to use its "best efforts" to finalize the pending grant applications it has with DOE and CEC, and to thereafter perform all required conditions of the Grants, with technical assistance and oversight from IAE, as more particularly specified below and as hereafter agreed to between LEA and IAE, in a professional and workman-like manner, and to share all documents and res.earch information produ.ccd or assembled during the performance of the Grants as soon as such information is made available or created by LEA. Except as provided for in paragraph 7, LEA will assume and maintain day-to-day control of all research, drilling, testing, reporting and other activities required to be. performed. under each of the Grants (the “Grant Requirements” ), but will consult with and advise the Designated

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Representative of IAE (as identified in paragraph 16 below) in writing, on a monthly basis, (and more frequently if requested by IAE based on unforeseen developments which might affect LEA's performance obligations or IAE's credit support · under either of the Grants), with respect to LEA's progress in satisfying the Grant Requirements, scheduling of future efforts and activities (including one-week, four-week, and three-noonth "look-ahead" schedules), budgeted and actual expenditures, and anticipated future expenditures, delays or anticipated delays, disputes with subcontractors and suppliers, and other matters hereafter deemed of importance by either of the Parties. I

4. Cooperation in Securing PPA. In addition to the obligations imposed under Paragraphs 1, 2 and 3 above, LEA shall cooperate fully with IAE's continuing efforts to (i) obtain a PPA from LADWP and any other creditworthy power purchaser who may be willing to enter into a financeable, long-term power purchase agreement with IAE ("Alternate Power Purchaser"), (ii) secure all permits and authorizations required to proceed with further definition and evaluation of the LEA Resource Area (including obligations imposed under the Grants), and (iii) secure, in the name of IAE or a special purpose entity created for the purpose of developing a geothermal power project located in the Truckhaven Reource Area (the "Development Entity"), each of the Lease Applications and any additional geothermal resource leases, easements, rights of way, surface leases, environmental studies, surveys, tests, investigations, measurements or reports as may be reasonably required or useful in the pursuit of the development of a geothermal power project in the Truckhaven Resource Area; provided, however, LEA shall be under no obligation, after the Effective Date of this Agreement, to incur additional out-of-pocket expenses or financial commitments in the pcrformance of its obligations
Under this Agreement.

5. Compensation to LEA. As·payment for the faithful and timely performance of LEA's obligations under this Agreement, LEA shall receive compensation as follows:

(a) Commissioning Payment. Upon the close of debt financing for the construction of a geothermal power project which utilizes geothermal resources produced from the Truckhaven Resource Area and the LADWP PPA or an Alternate PPA (as defined in paragraph 5b below), LEA shall be entitled to receive from the proceeds of the construction financing a lump sum payment equ al to $7000.00 per MW of the design capacity or nameplate rating of the power plant to be constructed within the Truckhaven Resource Area, and an additional $7000.00 per i Mw of installed capacity if and when construction of the geothermal power project is1 completed and passes all commissioning tests required under the LADWP PPA, or similar tests under any power purchase agreement entered into between an Alternate Power Purchaser and IAE (the "Alternate PPA"). The contingent payments due LEA under this subparagraph 5(a) are hereafter collectively referred to as the "Commissioning /Payment."

(b) Overiding Royalty. One-half of one percent (.5%) of the gross sale proceeds from the sale of electrical power generated by the LADWP Project or any other geothermal power project developed by lAE or the Development Entity within the

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Truckhaven Resource Area (the "Alternate Project"), which is attributable in whole or part to the use of the LEA Resource for production or injection operations and/or reservoir pressure support, to be paid to LEA as a percentage of the gross sale proceeds not later then 10 days after receipt of such proceeds from the utility buyer; provided however, the maximum "overriding royalty" payable to LEA under this subparagraph (b), plus the Commissioning Payment provided for in subparagraph (a) above, shall not collectively exceed $2,000,000.00 'over the lifetime of the LADWP Project and/or any Alternate Project that may be deveiloped at the Truckhaven Resource Area.. The overriding royalty shall be subordinated only to the permanent or take-out financing for the Project, and any preferred allocations of profits or tax benefits to equity participants in the Project other than IAE or the Development Entity.

(c) Grant Compensation. All compensation for professional services, reimbursement of expenses, general and administrative expenses and the like payable to LEA under the Grants, and any amendments thereto, after payment of all expenses of performing the Grant Requirements, including subcontractor payments, material costs, subsistence, permits and other costs of performance; provided however, LEA shall only be entitled to such compensation and reimbursement of expenses from payments actually made under the Grants, and, to the extent IAE has provided1 credit support as provided for in paragraph 7 below, on the condition that LEA timely performs its obligations to IAE under paragraph 3 above. LEA shall remain solely liable for reimbursement for any overpayments or improper payments made to LEA under the Grants. LEA shall further indemnify and hold IAE harmless from all losses, expenses, judgments, claims or liabilities arising out of LEA's failure to perform or defective performance of the Grant Requirements. I

(d) Project Relocation Payment If IAE chooses, in its sole discretion, to develop a gcothermal power project at a location other than the Truckhaven Resource Area utilizing the LADWP PPA (assuming LADWP allows the use of the PPA at another geothermal resource location), or an Alternate PPA, LEA shall receive a single lump sum payment equal to 67% of the Commissioning Payment that would otherwise be due LEA under subparagraph (a) above if the LADWP Project or an Alternate Project had been successfully developed at the Truckhaven Resource Area, to be paid to LEA from the proceeds of the permanent or take-out financing for such other project in lieu of the payments provided for in subparagraphs (a) an (b) of this paragraph. Such alternative payment, if any, shall be conditioned upon LEA's full cooperation in any effort IEA may undertake to move the LADWP PPA or any Alternate PPA to a location other than the Truckhaven Resource Area, and the timely performance of LEA's obligations under the other provisions of this Agreement. If IAE succeeds in obtaining a power purchase agreement based on its planned use of some or all of the LEA Resource Area and then determines, in its sole discretion, not to develop either the LADWP Project or an Alternate Project at a location other than the Truckhaven Resource Area, LEA shall have the option, but not the obligation, of receiving an assignment of the LADWP PPA or the Alternate PPA, as the case may be, from IAE (to the extent LADWP or the Alternate Power Purchaser will permit such an assignment) upon payment to IAE of 67% of the

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Commissioning Payment that would otherwise be payable to LEA under subparagraph (a) above if the LADWP Project or an Alternate Project had been successfully developed at the Truckhaven Resource Area. If LEA fails to exercise the option granted hereunder or to pay the required 67% of the Commissioning Payment to IAE within 6 (six) months of the date IAE notifies LEA in writing that it no longer wishes to develop a power project utilizing the LADWP PPA or the Alternate PPA, the option shall expire and IAE may sell, assign or seek cancellation of the PPA as it sees fit.

6. Re-Assignment of Lease Applications to LEA. If, after the Effective Date of this Agreement, IAE determines, in its sole discretion, that due to geothermal resource considerations, permitting or environmental concerns, PPA limitations or constraints, financing considerations, market changes or other circumstancesl of whatever nature or severity, IAE no longer wishes to proceed with the develop:mcnt of the project in the Truckhaven Resource Area or to utilize any portion of the LEA Resource Area in the development of the Project, IAE shall notify LEA of such decision in writing, and shall thereafter reassign or cause the reassignment to LEA, of all of IAE's or the Development Entity's right, title and interest in and to the Lease Applications then existing, and return to LEA all Confidential Information it received from LEA with respect to the Project, after which transfers IAE shall be relieved of all further liability or obligation to LEA under this Agreement and any other supplemental or collateral agreements relating hereto, except any credit support IAE may have provided to or on behalf of LEA pursuant to the provisions of paragraph 7 of this Agreement and the obligation to assign the LADWP PPA or the Alternate PPA, if any exists, to LEA in accordance with the provisions of paragraph 5(d) above; provided however, if IAE later develops the Project in the Truckhaven Resource Area, the reassignment of the Lease Applications to LEA pursuant to this paragraph will not affect IAE's obligation to pay LEA the Commissioning Payment and any other compensation it is entitled to receive under paragraph 5 of this Agreement. LEA agrees to assume full responsibility and liability for .all other agreements and obligations relating to the development of the Project to which it is a joint party or has consented to in writing, following the reassignment of the Lease Applications and delivery of the Confidential Information to LEA. The re-assignment of the Lease Applications to LEA will take place only if LEA agrees in writing to accept such re-assignment from IAE.

7. IAE Financial Supp01i for Grants. Commencing upon the date of this Agreement, IAE will conduct a detailed investigation of the proposed drilling and testing program and budget for the Grants as submitted by LEA to DOE and CEC, and review the drilling history for the Truckhaven-1 well which is to be provided to IAE under paragraph 2 of this Agreement. Based on the .results of his investigation, IAE will determinelwhether IAE is prepared to commit to providing financial support to the Grant program. IAE will, no later than 60 days from the date of this Agreement, provide written notice to LEA of its commitment to provide financial support for the Grant program, with such notice sp1ecifically stating that IAE will: provide credit support for contracting activities under the Grant as required; pay for reasonable, directly-related project costs not covered by the Grants, including any matching fund requirements not met by offsetting Grant funds; and pay for project cost overruns above the final approved DOE/CEC budget amounts. If IAE fails to provide such written notice to LEA within 60 days of the date of this

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Agreement as detailed above, then LEA may at its sole option elect to either cancel or delay indefinitely the implementation of the Grant project.Should IAE elect to provide financial support for the Grant program as described above, IAE . will retain the right to participate fully in the day-to-day management of the Grant program in close cooperation with LEA.

8. Other Consulting Assignments. IAE will hire LEA as a geological and permitting consultant for the LAWDP Project and any Alternate Project that may be developed at the Truckhaven Resource Area beginning not later than upon the normal expiration of LEA's consulting and other responsibilities under the Grants or upon determination that Grant funds will neither be available nor applied to the Grant project, whichever comes first, and upon terms and conditions mutually acceptable to both Parties, but with an expected level of effort by LEA sufficient to generate consulting fees of at least $3000.00 per month so long as IAE is actively pursuing development of a geothermal power project at the Truckhaven Resource Area.

9. Representations and Warranties by LEA. LEA represents and wanants to IAE (with the understanding that IAE is relying upon such representations and warranties in entering into this Agreement), as of the Effective Date and the ,”Closing Date" (as defined in paragraph 11 below) as follows:

(a) Organization. LEA is a for profit company duly organized, validly existing and in good standing under the laws of California.

(b) Authority. The execution, delivery and performance by LEA of this Agreement does not and will not conflict with,i or result in, the breach or termination of any provision of, or constitute a default under, any indenture, mortgage, deed of trust, lease, contract, security agreement or other instrument or agreement, or any order, judgment, award or decree to which LEA is subject or by which the Lease Applications or the Resource Data may be bound, or result in the creation of a lien, charge or encumbrance upon any such properties or expectancies.

(c) Consent. LEA has the full right, power and authority to perform its obligations under this Agreement, and to sell and assign, or otherwise transfer the Lease Applications and the Resource Data to IAE without first obtaining the consent or approval of any governmental authority or any other person or entity to which LEA or the Lease Applications and Resource Data may be subject, and no other person or entity (other than ENEX and LEA) has any right to possession o the Lease Applications and Resource Data, or any right or option to acquire the same from LEA.

(d) Ownership of Lease Applications and Resource Data. LEA owns all right, title and interest in and to the Lease Applications an the Resource Data, and has not sold, assigned , encumbered or otherwise transferred any interest in one or more of the Lease Applications or the Resource Data to any third parties, nor is LEA aware of any adverse claims, liens, encumbrances or other defects affecting its ownership of each of the Lease Applications and the Resource Data, other thanl limitations of ownership and other contingencies created by the statutes, regulations, guidelines and procedures governing

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the geothermal resource leasing process as it relates to the BLM and CLC Lease Applications, and as set forth in the SF Pacific Agreement.

(e) Performance of Obligations Under Lease Applications. LEA has performed all obligations imposed upon it under each of the Lease Applications as of the Effective Date, and all of the Lease Applications are in good standing and not subject to rejection, suspension or cancellation due to the failure of.any term or condition thereof, including the payment of required fees, assessments and/or costs related thereto.

(f) Confidential Information. LEA has not divulged any Confidential Information to third parties prior to the effective date of this agreement, without first requiring the execution of a confidentiality, nondisclosure or similar form of agreement which prohibits the unauthorized use of such Confidential Information without the consent of LEA.

(g) Liabilities. There are no liabilities or obligations related to any of the Lease Applications or the Resource Data twhich LEA is obligated to satisfy on or before the Closing Date, or any such liabilities and allegations which IAE may be obligated to satisfy after the Closing Date, other than as set forth in the SF Pacific Agreement and the statutes, regulations, rules and procedures governing the processing of such Lease Applications and issuance of the leases to which they relate.

(h) Hazardous Waste. To the best knowledge of LEA, none of the properties covered by the Lease Applications are in violation of federal, state or local law, ordinance or regulation relating to hazardous substances or petroleum byproducts, and to the best knowledge of LEA, there have been no disposals, releases, or threatened releases of hazardous substances or petroleum by products, on, from or under any of the properties covered by the Lease Applications, including the Imperial County landfill which is located on a portion of the LEA Resource Area.

(i) The Resource Data. LEA is required to deliver to IAE on the Effective Date constitutes virtually all o.f the Resource Data that. has been collected by or on behalf of LEA from the inception of its involvement with the Truckhaven Resource Area to the present. To the best of LEA's knowledge, the Resource Data is of good quality and was obtained from reputable public and private sources.

I0. Representations and Warranties of IAE. represents and warrants to LEA (with the h understanding that LEA is relying upon such representations and warranties in entering into this Agreement), as of the Effective Date and the “Closing Date" (as defined in paragraph 11 below) as follows:

(a) Organization. IAE is a limited liability company duly organized, validly existing and in good standing under the laws of California.

(b) Authority. The execution, delivery, andl performance by IAE of this Agreement does not and will not conflict with,,or result in, the breach or termination of any provision

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of, or constitute a default under, any indenture, mortgage, deed of trust, lease, contract, security agreement or other instrument or other agreement, or any order, judgment, award, or decree to which IEA is subject or by wh1ch it may be bound.

(c) Consent. IAE has the full right, power and authority to perform this Agreement, without obtaining the consent or approval of any governmental authority, or any other person or entity to which IAE may, be subject.

11. Conditions to Closing. IAE shall be under no obligation to proceed with the purchase and acquisition the Lease Applications and Resource Data and performance of its other obligations under this Agreement until the following conditions are satisfied:

(a) Documentation of Lease Applications and Resource Data. LEA has delivered to the Designated Representative of IAE legible copies of each of the signed Lease Applications showing the filing information, if available, and a detailed list of all documents which comprise the Resource Data.

12. Closing. The sale, assignment or other form of transfer of the Lease Applications and delivery of the Resource Data to IAE shall take place as soon as the conditions specified in paragraph 11 above are satisfied (or waived by IAE in writing), at which time IAE shall give written notice of its intent to proceed with 1the acquisition of the Lease Applications and the Resource Data from LEA . The date for transferring the Lease Applications (in an assignment or other transfer acceptable to IAE) and delivering the Resource Data to IAE shall be set by mutual agreement of the Parties, but shall occur not later than 30 days from the date of this Agreement, unless extended by mutual agreement of the Parties (the "Closing Date").

13. No Joint Venture. By entering into this Agreement, the Parties do not intend nor shall they be deemed to have created a joint ven:ture or partnership among themselves. No party shall have the authority to contract for or otherwise obligate any other party to this Agreement, nor shall any party be authorized to act as agent or representatative for any other party without the express written authorization of that party. Each of the Parties shall be responsible for payment of its own employment taxes and other witholdings arising out of the performance of this Agreement and the Grant Requirements, and no employee, subcontractor, agent or attorney of one party shall be considered an employee, , subcontractor, agent or attorney of any other party.,

14. Notices. All communications, contents and other notices provided for in this Agreement shall be in writing and shall be effective on the date hand delivered, sent by facsimile, or mailed by certified mail, return receipt requested,!postage prepaid, and addressed as follows:

(i)	If to LEA:
Layman Energy Associates, Inc.
1582 Cordova Drive
San Luis Obispo, CA 93405
Attention: Erik B. Layman

or to such other address as LEA may hereafter designate in writing to IAE.

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(ii)	If to IAE: c /o
ENEX
Laugavegi 178
105 Reykjavik
Iceland
Attention: Magnus Johannesson

or to such other address as IAE may hereafter designate in writing to LEA.

15. Cancellation of MOU. Upon the execution of his Agreement by all of the Parties, including the guarantor (the "Effective Date"), the MOU entered into between LEA and ENEX shall be superceded and of no further force and effect, except as may be required to support ENEX/IAE's proposal to LADWP to develop the Project, but in no event later than the Closing Date under this Agreement. After the Closing Date, ENEX shall have no further duties or obligations under the MOU, or any rights ior interest I under this Agreement apart from its membership interest in IAE.

16. Independent Advice. Each of the Parties has received independent legal advice regarding the interpretation and legal consequences of this Agreement. No party is relying upon advice provided by any other party or the attorney for any other party in choosing to enter into this Agreement. Each of the Parties shall be responsible for the payment of its own attorneys fees and expenses related to the negotiation and preparation , of this Agreement.

17. Designated Representative of IAE. The Designated Representative for IAE, until further notice pursuant to paragraph 13 above, shall be Magnus Johannesson.

18. Miscellaneous. In addition to the foregoing, the Parties to this Agreement agree as follows: I

(a) Integration Clause. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter contained herein and supersedes all prior and contemporaneous agreements, representations and understandings of some or all of the Parties with respect thereto. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by all of the Parties. No waiver shall be binding unless executed, in writing, by the party making such waiver.

(b) Counterparts and Recitals. This Agreement may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The Recitals stated above shall be and hereby are incorporated in and made an integral part of this Agreement by reference.

(c) Representatives, Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of the Parties and their respective legal representatives, successors, and assigns. This Agreement, may be assigned to any affiliate of IAE or LEA with notice in writing to the non-assigning party; provided however, the assigning party

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(and the guarantor, to the extent applicable) shall remain obligated in the event its assignee fails or refuses to perform the remaining obligations of the assigning party under this Agreement.

(d) Severability. In the event any provision of this Agreement shall be held invalid and unenforceable by a court of competent jurisdiction, such provision shall be severable from, and such invalidity and unenforceability shall not be construed to have any effect upon, the remaining provisions of this Agreement.

(c) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

IN WITNESS WHEREOF, the Parties have entered into this Agreement as of the date first written above.

LAYMAN ENERGY ASSOCIATES, INC.	ICELAND AMERICA ENERGY, LLC

/s/ Magnus Johannesson
By: /s/ Erik B. Layman	By: Magnus Johannesson
Its: President	Its: CEO